UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

PicoCELA Inc. Regains Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on August 26, 2025, PicoCELA Inc. (the “Company”) received a deficiency letter from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) because, for a period of 30 consecutive business days, the Company’s American depositary shares (“ADSs”), each representing one common share, failed to maintain a minimum bid price of $1.00 per ADS. According to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given an initial period of 180 calendar days, or until February 23, 2026, to regain compliance with the Minimum Bid Price Requirement.

On February 10, 2026, the Company received a letter from Nasdaq stating that the Company has regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the ADSs of $1.00 or greater per ADS for the last 10 consecutive business days, from January 26, 2026 to February 9, 2026, and that this matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: February 11, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director